Exhibit 99.(h)(vi)

INVESTMENT ADVISORY FEE REDUCTION AGREEMENT

INVESTMENT ADVISORY FEE REDUCTION AGREEMENT, made as of the 6th day of March, 2025, between AIM ETF Products Trust, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust set forth below (the “Fund”), and Allianz Investment Management LLC, a Minnesota limited liability company (the “Adviser”).

WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, on behalf of the Fund, pursuant to which the Adviser provides investment advisory services to the Fund, and for which the Adviser is compensated based on the average net assets of the Fund; and

WHEREAS, the Adviser desires to temporarily reduce its contractual advisory fee rate under the Investment Advisory Agreement for the Fund; and

WHEREAS, the Adviser represents that the quality and quantity of its services under the Investment Advisory Agreement will not be affected by the temporary reduction of its contractual advisory fee rate and that its obligations under the Investment Advisory Agreement will remain unchanged in all respects.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the sufficiency of which is hereby acknowledged, it is agreed between the parties hereto as follows:

1.	Advisory Fee Reduction. For the period from the commencement of the Fund’s operations through February 28, 2026, the Adviser agrees to reduce the contractual advisory fee rate (as a percentage of the Fund’s average net assets) that the Fund pays to the Adviser to the following amount:

Fund	Annual Rate
AllianzIM Buffer15 Uncapped Allocation ETF	0.05%
2.	Duration and Termination of Agreement. This Agreement shall begin with respect to the Fund upon the commencement of the Fund’s operations and shall terminate with respect to the Fund upon termination of the Investment Advisory Agreement or in the event of merger, reorganization or liquidation of the Fund, or on February 28, 2026, whichever comes first. This Agreement may be terminated prior to expiration if such termination is approved by the Board of Trustees of the Trust, including the vote of a majority of the trustees who are not “interested persons” as defined in the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Allianz Investment Management LLC

By:	/s/ Brian Muench
	Name:	Brian Muench
	Title:	President

AIM ETF Products Trust

By:	/s/ Michael Tanski
	Name:	Michael Tanski
	Title:	Vice President, Operations